JACKSON CREDIT OPPORTUNITIES FUND
1 Corporate Way
Lansing, Michigan 48951
517-381-5500

July 25, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson Credit Opportunities Fund
Registration Statement on Form N-2
File Nos. 811-23889 and 333-273363

Dear Sir/Madam:

Reference is made to the Registration Statement on Form N-2 (File Nos. 811-23889 and 333-273363) filed by Jackson Credit Opportunities Fund (the “Registrant”) on July 21, 2023 (the “Registration Statement”).

Pursuant to Rule 473(c) under the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) under the Act is hereby incorporated onto the facing page of the Registration Statement:

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

No fees are required in connection with this filing. If you have any questions concerning this filing, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Chief Legal Officer, Vice President & Secretary